Exhibit 12

UNITED TECHNOLOGIES CORPORATION

AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,
(in millions of dollars)	2008	2007
Fixed Charges:
Interest expense[1]	$518	$492
Interest capitalized	14	12
One-third of rents[2]	102	88

Total fixed charges	$634	$592

Earnings:
Income before income taxes and minority interests	$5,304	$4,765
Fixed charges per above	634	592
Less: interest capitalized	(14)	(12)

	620	580

Amortization of interest capitalized	7	6

Total earnings	$5,931	$5,351

Ratio of earnings to fixed charges	9.35	9.04

[1]

Effective January 1, 2007, we adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.” Interest related to unrecognized tax benefits was approximately $8 million and $15 million for the nine months ended September 30, 2008 and 2007, respectively. The ratio of earnings to fixed charges would have been 9.47 and 9.27 for the nine months ended September 30, 2008 and 2007, respectively, if such interest were excluded from the calculation.

[2]	Reasonable approximation of the interest factor.